EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

BlackRock Multi-Sector Opportunities Trust

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$18,237,669.88(1)	0.0001476%	$2,691.88(2)

Fees Previously Paid

Total Transaction Valuation	$18,237,669.88(1)

Total Fees Due for Filing			$2,691.88

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$2,691.88

(1)	Calculated as the aggregate maximum purchase price for Shares that could be purchased, based upon the net asset value of the Trust as of October 2, 2023.
(2)	Calculated at $147.60 per $1,000,000 of the Transaction Value.